Criteo S.A.
32 rue Blanche
75009 Paris, France

November 28, 2016

BY EDGAR – CORRESPONDENCE

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Larry Spirgel

Re: Criteo S.A.
Form 10-K for Fiscal Year Ended December 31, 2015
Response dated November 3, 2016
Form 8-K filed November 2, 2016
File No. 001-36153

Dear Mr. Spirgel:

Criteo S.A. (the “Company”) is hereby responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated November 14, 2016 with respect to the above-referenced Form 10-K and Form 8-K. For your convenience, the comments from the comment letter are repeated here, followed by the Company’s responses and the paragraph numbering below corresponds to the numbering in the comment letter.

Form 8-K filed November 2, 2016
Exhibit 99.1

Non-GAAP Financial Measures, page 3
Adjusted EBITDA and Operating Expenses, page 3

1. We note that you present Non-GAAP Operating Expenses (Operating Expenses, excluding the impact of equity awards compensation expense, pension service costs, depreciation and amortization, acquisition-related costs and deferred price consideration). Please state why this measure is useful to investors and provide a reconciliation of your Non-GAAP Operating Expenses to Operating Expenses under GAAP.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that Non-GAAP Operating Expenses is a useful measure for investors, both as a standalone measure to understand our operating performance and as a key component in calculating Adjusted EBITDA.

The Company uses Non-GAAP Operating Expenses to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, for short-term and long-term operational plans, and to assess and measure our financial performance and the ability of our operations to generate cash. As this measure excludes certain expenses that are either non-recurring or non-cash, the Company believes Non-GAAP Operating Expenses reflects our ongoing operating expenses in a manner that allows for meaningful period-to-period comparisons and analysis of trends in our business. As a result, the Company believes that Non-GAAP Operating Expenses provides useful information to investors in understanding and evaluating our core operating performance and trends in the same manner as our management and in comparing financial results across periods. In addition, Non-GAAP Operating Expenses is a key component in calculating Adjusted EBITDA, which is one of the key measures the Company uses to provide its quarterly and annual business outlook to the investment community.

In future filings, the Company will disclose why Non-GAAP Operating Expenses is a useful measure to investors and will provide a reconciliation of Non-GAAP Operating Expenses to Operating Expenses under GAAP.

Free Cash Flow, page 4
Consolidated Statement of Cash Flows, page 8

2. Please provide a separate schedule reconciling Free Cash Flow to cash from operating activities. It is not appropriate to present Free Cash Flow, a non-GAAP measure, on your Consolidated Statement of Cash Flows which is required to be prepared under GAAP.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings it will provide a separate schedule reconciling Free Cash Flow to cash from operating activities and will remove Free Cash Flow from its Consolidated Statement of Cash Flows.

If the Staff has any additional questions or comments, kindly contact the Company’s General Counsel, Nicole Kelsey, at +33 (0) 1 75 87 41 68, or the undersigned at + 33 (0) 1 76 21 22 05.

Sincerely,

By:	/s/ Benoit Fouilland
Name:	Benoit Fouilland
Title:	Chief Financial Officer